United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Interim Financial Statements

June 30, 2018

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information — ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.                    We have reviewed the interim financial information, individual and consolidated, of Vale S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2018, which comprises the individual and consolidated statement of financial position as of June 30, 2018 and the respective statements of income and comprehensive income for the three and six months periods ended on June 30, 2018, the statements of changes in equity for the six-month period then ended and of the individual statement of cash flows for the six-month period and the consolidated statements of cash flows for the three and six months periods then ended, including the explanatory notes.

2.                    The Company`s Management is responsible for the preparation of these interim financial information in accordance with the CPC 21(R1) — Demonstração Intermediária and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board — IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of the review

3.                    We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the interim financial information

4.                    Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.                    The individual and consolidated interim financial information related to the statement of value added for the six-month period ended June 30, 2018, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, was submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether this statement was reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statement of value added was not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, July 25, 2018

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2018	2017	2018	2017
Continuing operations
Net operating revenue	3(c)	31,234	23,363	59,166	50,105
Cost of goods sold and services rendered	5(a)	(19,463)	(16,462)	(36,433)	(31,327)
Gross profit		11,771	6,901	22,733	18,778

Operating expenses
Selling and administrative expenses	5(b)	(440)	(426)	(842)	(814)
Research and evaluation expenses		(330)	(257)	(553)	(463)
Pre operating and operational stoppage		(242)	(286)	(495)	(650)
Other operating expenses, net	5(c)	(392)	(271)	(798)	(518)
		(1,404)	(1,240)	(2,688)	(2,445)
Impairment and other results on non-current assets	4	10	(726)	(42)	877
Operating income		10,377	4,935	20,003	17,210

Financial income	6	608	600	1,367	1,803
Financial expenses	6	(4,153)	(2,835)	(6,355)	(6,444)
Other financial items	6	(7,385)	(2,106)	(8,013)	(1,594)
Equity results in associates and joint ventures	13	177	(83)	450	142
Impairment and other results in associates and joint ventures	17	(1,547)	(110)	(1,591)	(301)
Income (loss) before income taxes		(1,923)	401	5,861	10,816

Income taxes	7
Current tax		(460)	(222)	(755)	(1,807)
Deferred tax		2,753	378	709	(253)
		2,293	156	(46)	(2,060)

Net income from continuing operations		370	557	5,815	8,756
Net income attributable to noncontrolling interests		25	99	87	147
Net income from continuing operations attributable to Vale’s stockholders		345	458	5,728	8,609

Discontinued operations	12
Loss from discontinued operations		(39)	(388)	(310)	(645)
Net income attributable to noncontrolling interests		—	10	—	13
Loss from discontinued operations attributable to Vale’s stockholders		(39)	(398)	(310)	(658)

Net income		331	169	5,505	8,111
Net income attributable to noncontrolling interests		25	109	87	160
Net income attributable to Vale’s stockholders		306	60	5,418	7,951

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share (restated):	8
Common share (R$)		0.06	0.01	1.04	1.54

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian reais, except earnings per share data

		Parent company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2018	2017	2018	2017
Continuing operations
Net operating revenue	3(c)	18,427	15,502	34,132	32,664
Cost of goods sold and services rendered	5(a)	(9,605)	(8,338)	(17,981)	(16,089)
Gross profit		8,822	7,164	16,151	16,575

Operating (expenses) income
Selling and administrative expenses	5(b)	(226)	(235)	(452)	(461)
Research and evaluation expenses		(192)	(152)	(339)	(273)
Pre operating and operational stoppage		(182)	(212)	(383)	(404)
Equity results from subsidiaries		1,346	(1,449)	3,573	1,616
Other operating expenses, net	5(c)	(287)	(257)	(550)	(85)
		459	(2,305)	1,849	393
Impairment and other results on non-current assets	4	(144)	(27)	(224)	(68)
Operating income		9,137	4,832	17,776	16,900

Financial income	6	122	252	441	1,097
Financial expenses	6	(3,872)	(2,563)	(5,796)	(5,844)
Other financial items	6	(7,162)	(1,945)	(7,722)	(1,417)
Equity results in associates and joint ventures	13	177	(83)	450	142
Impairment and other results in associates and joint ventures	17	(1,547)	(101)	(1,591)	(292)
Income (loss) before income taxes		(3,145)	392	3,558	10,586

Income taxes	7
Current tax		1	166	—	(1,066)
Deferred tax		3,489	(100)	2,170	(911)
		3,490	66	2,170	(1,977)
Net income from continuing operations		345	458	5,728	8,609

Discontinued operations	12
Loss from discontinued operations		(39)	(398)	(310)	(658)
Net income		306	60	5,418	7,951

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share (restated):
Common share (R$)		0.06	0.01	1.04	1.54

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Net income	331	169	5,505	8,111
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations	(208)	(644)	(32)	(715)
Fair value adjustment to investment in equity securities	285	—	171	—
Transfer to retained earnings	16	—	(51)	—
Total items that will not be reclassified subsequently to the income statement, net of tax	93	(644)	88	(715)

Items that may be reclassified subsequently to the income statement
Translation adjustments	14,908	4,345	14,969	2,109
Net investments hedge	(1,934)	(836)	(2,030)	(277)
Transfer of realized results to net income	—	—	(257)	—
Total of items that may be reclassified subsequently to the income statement, net of tax	12,974	3,509	12,682	1,832
Total comprehensive income	13,398	3,034	18,275	9,228

Comprehensive income attributable to noncontrolling interests	240	275	318	192
Comprehensive income attributable to Vale’s stockholders	13,158	2,759	17,957	9,036
From continuing operations	13,158	2,731	17,941	9,036
From discontinued operations	—	28	16	—
	13,158	2,759	17,957	9,036

	Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Net income	306	60	5,418	7,951
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations	(28)	(14)	(37)	(27)
Fair value adjustment to investment in equity securities	235	—	149	—
Equity results in associates and joint ventures	(130)	(630)	27	(688)
Transfer to retained earnings	16	—	(51)	—
Total items that will not be reclassified subsequently to the income statement, net of tax	93	(644)	88	(715)

Items that may be reclassified subsequently to the income statement
Translation adjustments	14,693	4,179	14,593	2,077
Net investments hedge	(1,934)	(836)	(2,030)	(277)
Transfer of realized results to net income	—	—	(112)	—
Total of items that may be reclassified subsequently to the income statement, net of tax	12,759	3,343	12,451	1,800
Total comprehensive income	13,158	2,759	17,957	9,036

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017

Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	(1,923)	401	5,861	10,816
Continuing operations adjustments for:
Equity results in associates and joint ventures	(177)	83	(450)	(142)
Impairment and other results on non-current assets and associates and joint ventures	1,537	836	1,633	(576)
Depreciation, amortization and depletion	3,112	2,907	5,946	5,758
Financial results, net	10,930	4,341	13,001	6,235
Changes in assets and liabilities:
Accounts receivable	589	4,377	630	5,347
Inventories	(885)	(787)	(732)	(1,495)
Suppliers and contractors	(205)	791	(1,377)	1,101
Provision - Payroll, related charges and others remunerations	626	568	(1,027)	(153)
Proceeds from cobalt stream transaction	2,603	—	2,603	—
Other assets and liabilities, net	(1,512)	(360)	(1,815)	(964)
	14,695	13,157	24,273	25,927
Interest on loans and borrowings paid	(994)	(1,351)	(2,231)	(2,946)
Derivatives paid, net	37	(15)	(43)	(353)
Interest on participative stockholders’ debentures paid	(245)	(221)	(245)	(221)
Income taxes	(168)	(101)	(941)	(1,257)
Income taxes - Settlement program	(409)	(387)	(813)	(766)
Net cash provided by operating activities from continuing operations	12,916	11,082	20,000	20,384

Cash flow from investing activities:
Financial investments redeemed (invested)	(28)	115	(80)	(52)
Loans and advances - net receipts (payments) (note 25)	(355)	(314)	8,296	(769)
Additions to property, plant and equipment, intangibles and investments	(2,558)	(3,933)	(5,501)	(7,449)
Proceeds from disposal of assets and investments (note 12)	925	28	4,461	1,642
Dividends and interest on capital received from associates and joint ventures	505	266	538	266
Others investments activities	(59)	(64)	(8)	(68)
Net cash provided by (used in) investing activities from continuing operations	(1,570)	(3,902)	7,706	(6,430)

Cash flow from financing activities:
Loans and borrowings
Additions	2,814	963	2,814	4,539
Repayments	(9,365)	(5,899)	(16,813)	(9,432)
Transactions with stockholders:
Dividends and interest on capital paid to stockholders	—	(4,660)	(4,721)	(4,660)
Dividends and interest on capital paid to noncontrolling interest	(20)	(14)	(310)	(23)
Transactions with noncontrolling stockholders	—	—	(56)	799
Net cash used in financing activities from continuing operations	(6,571)	(9,610)	(19,086)	(8,777)

Net cash used in discontinued operations (note 12)	(7)	(152)	(157)	(167)

Increase (decrease) in cash and cash equivalents	4,768	(2,582)	8,463	5,010
Cash and cash equivalents in the beginning of the period	17,841	21,279	14,318	13,891
Effect of exchange rate changes on cash and cash equivalents	2,002	225	2,161	65
Effects of disposals of subsidiaries and merger, net on cash and cash equivalents	(54)	—	(385)	(44)
Cash and cash equivalents at end of the period	24,557	18,922	24,557	18,922

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	160	265	354	587

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Six-month period ended June 30,
	2018	2017
	(Restated)
Cash flow from operating activities:
Income before income taxes from continuing operations	3,558	10,586
Continuing operations adjustments for:
Equity results in subsidiaries, associates and joint ventures	(4,023)	(1,758)
Impairment and other results on non-current assets and associates and joint ventures	1,815	360
Depreciation, amortization and depletion	2,903	2,693
Financial results, net	13,077	6,164
Changes in assets and liabilities:
Accounts receivable	1,547	12,695
Inventories	(60)	(373)
Suppliers and contractors	698	28
Provision - Payroll, related charges and others remunerations	(577)	(54)
Other assets and liabilities, net	151	(779)
	19,089	29,562
Interest on loans and borrowings paid	(1,028)	(2,978)
Derivatives paid, net	(112)	(132)
Interest on participative stockholders’ debentures paid	(245)	(221)
Income taxes	(30)	(678)
Income taxes - Settlement program	(796)	(750)
Net cash provided by operating activities	16,878	24,803

Cash flow from investing activities:
Financial investments redeemed (invested)	(74)	(97)
Loans and advances - net receipts (payments)	(1,752)	(4,528)
Additions to property, plant and equipment, intangibles and investments	(4,527)	(4,650)
Proceeds from disposal of assets and investments (note 12)	414	15
Dividends and interest on capital received from subsidiaries, associates and joint ventures	1,998	424
Others investments activities	(55)	(54)
Net cash used in investing activities	(3,996)	(8,890)

Cash flow from financing activities:
Loans and borrowings
Additions	2,814	321
Repayments	(8,433)	(8,897)
Transactions with stockholders:
Dividends and interest on capital paid to stockholders	(4,721)	(4,660)
Net cash used in financing activities	(10,340)	(13,236)

Increase in cash and cash equivalents	2,542	2,677
Cash and cash equivalents in the beginning of the period	1,876	1,203
Cash and cash equivalents at end of the period	4,418	3,880

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	353	585

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	16	24,557	14,318	4,418	1,876
Accounts receivable	9	9,052	8,602	10,207	9,560
Other financial assets	11	1,850	6,689	368	409
Inventories	10	15,418	12,987	4,807	4,601
Prepaid income taxes		2,534	2,584	2,159	2,378
Recoverable taxes		3,944	3,876	2,065	2,091
Others		2,284	1,780	1,252	1,542
		59,639	50,836	25,276	22,457

Non-current assets held for sale	12	—	11,865	—	7,082
		59,639	62,701	25,276	29,539
Non-current assets
Judicial deposits	22(c)	6,726	6,571	6,313	6,110
Other financial assets	11	11,728	10,690	4,988	1,865
Prepaid income taxes		1,948	1,754	—	—
Recoverable taxes		2,174	2,109	2,128	2,062
Deferred income taxes	7(a)	25,199	21,959	17,454	14,200
Others		1,170	882	1,420	810
		48,945	43,965	32,303	25,047

Investments	13	12,441	11,802	138,699	117,387
Intangibles	14	30,805	28,094	15,201	13,471
Property, plant and equipment	15	187,816	181,535	101,335	102,978
		280,007	265,396	287,538	258,883
Total assets		339,646	328,097	312,814	288,422

Liabilities
Current liabilities
Suppliers and contractors		13,832	13,367	7,826	7,503
Loans and borrowings	16	7,027	5,633	5,655	4,378
Other financial liabilities	11	3,070	3,260	5,073	4,413
Taxes payable	7(c)	2,469	2,307	2,081	1,991
Provision for income taxes		982	1,175	—	—
Liabilities related to associates and joint ventures	17	1,051	1,080	1,051	1,080
Provisions	21	3,875	4,610	2,203	2,904
Dividends and interest on capital		—	4,742	—	4,439
Others		3,115	3,284	2,881	2,552
		35,421	39,458	26,770	29,260
Liabilities associated with non-current assets held for sale	12	—	3,899	—	—
		35,421	43,357	26,770	29,260
Non-current liabilities
Loans and borrowings	16	62,016	68,759	25,076	28,966
Other financial liabilities	11	11,539	9,575	65,406	54,955
Taxes payable	7(c)	15,696	16,176	15,383	15,853
Deferred income taxes	7(a)	6,472	5,687	—	—
Provisions	21	25,317	23,243	7,798	6,900
Liabilities related to associates and joint ventures	17	3,449	2,216	3,449	2,216
Deferred revenue - Gold stream		6,649	6,117	—	—
Others		7,749	4,861	7,217	6,514
		138,887	136,634	124,329	115,404
Total liabilities		174,308	179,991	151,099	144,664

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		161,715	143,758	161,715	143,758
Equity attributable to noncontrolling interests		3,623	4,348	—	—
Total stockholders’ equity		165,338	148,106	161,715	143,758
Total liabilities and stockholders’ equity		339,646	328,097	312,814	288,422

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Results on conversion of shares	Capital reserve	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2017	77,300	50	3,634	(2,663)	24,539	(2,746)	(3,912)	47,556	—	143,758	4,348	148,106
Net income	—	—	—	—	—	—	—	—	5,418	5,418	87	5,505
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(32)	—	(51)	(83)	—	(83)
Net investments hedge (note 20c)	—	—	—	—	—	—	—	(2,030)	—	(2,030)	—	(2,030)
Translation adjustments	—	—	—	—	—	—	(257)	14,738	—	14,481	231	14,712
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	171	—	—	171	—	171
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(312)	(312)
Acquisitions and disposal of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(751)	(751)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	20	20
Balance at June 30, 2018	77,300	50	3,634	(2,663)	24,539	(2,746)	(4,030)	60,264	5,367	161,715	3,623	165,338

	Share capital	Results on conversion of shares	Capital reserve	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2016	77,300	50	—	(1,870)	13,698	(2,746)	(3,739)	44,548	—	127,241	6,461	133,702
Net income	—	—	—	—	—	—	—	—	7,951	7,951	160	8,111
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(715)	—	—	(715)	—	(715)
Net investments hedge (note 20c)	—	—	—	—	—	—	—	(277)	—	(277)	—	(277)
Translation adjustments	—	—	—	—	—	—	(30)	2,107	—	2,077	32	2,109
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	(2,065)	—	—	—	—	(2,065)	—	(2,065)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(336)	(336)
Acquisitions and disposal of noncontrolling interest	—	—	—	(329)	—	—	—	—	—	(329)	(1,672)	(2,001)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	84	84
Balance at June 30, 2017	77,300	50	—	(2,199)	11,633	(2,746)	(4,484)	46,378	7,951	133,883	4,729	138,612

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Six-month period ended June 30,
	2018	2017	2018	2017
Generation of value added from continuing operations
Gross revenue
Revenue from products and services	59,952	50,800	34,678	33,172
Impairment and other results on non-current assets	(42)	877	(224)	(68)
Revenue from the construction of own assets	5,023	3,144	3,422	2,875
Allowance for doubtful accounts	(17)	(14)	(4)	6
Other revenues	7,057	264	3,107	195
Less:
Acquisition of products	(781)	(1,027)	(356)	(343)
Material, service and maintenance	(15,474)	(12,423)	(8,917)	(8,165)
Oil and gas	(2,523)	(1,967)	(1,652)	(1,348)
Energy	(1,661)	(1,434)	(839)	(674)
Freight	(6,353)	(4,566)	(75)	(42)
Impairment and other results in associates and joint ventures	(1,591)	(301)	(1,591)	(292)
Other costs and expenses	(8,430)	(3,051)	(4,980)	(1,085)
Gross value added	35,160	30,302	22,569	24,231
Depreciation, amortization and depletion	(5,946)	(5,758)	(2,903)	(2,693)
Net value added	29,214	24,544	19,666	21,538

Received from third parties
Equity results from entities	450	142	4,023	1,758
Financial income	669	571	105	212
Monetary and exchange variation of assets	2,276	156	2,623	18
Total value added from continuing operations to be distributed	32,609	25,413	26,417	23,526
Value added from discontinued operations to be distributed	63	251	—	—
Total value added to be distributed	32,672	25,664	26,417	23,526

Personnel	4,385	3,651	2,289	1,720
Taxes and contributions	5,142	4,247	2,688	3,045
Current income tax	755	1,807	—	1,066
Deferred income tax	(709)	253	(2,170)	911
Financial expense (excludes capitalized interest)	5,614	5,138	5,397	6,165
Monetary and exchange variation of liabilities	10,289	1,750	10,344	1,009
Other remunerations of third party funds	1,628	469	2,451	1,659
Reinvested net income	5,418	7,951	5,418	7,951
Net income attributable to noncontrolling interest	87	147	—	—
Distributed value added from continuing operations	32,609	25,413	26,417	23,526
Distributed value added from discontinued operations	63	251	—	—
Distributed value added	32,672	25,664	26,417	23,526

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

1.            Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo — B3 S.A. (Vale3), New York - NYSE (VALE), Paris - NYSE Euronext (Vale3) and Madrid — LATIBEX (XVALO).

Vale S.A. and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.         Basis for preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company’s Management.

The selected notes of the Parent Company are presented in a summarized form in note 26.

b)   Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2017. The accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for new accounting policies related to the application of IFRS 9 — Financial instrument (CPC 48) and IFRS 15 — Revenue from contracts with customers (CPC 47), which are adopted by the Company from January 1, 2018. The accounting policy for recognizing and measuring income taxes in the interim period is described in note 7.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in Brazilian Reais.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
US Dollar (“US$”)	3.8558	3.3080	3.6056	3.2174	3.4274	3.1807
Canadian dollar (“CAD”)	2.9344	2.6344	2.7928	2.3937	2.6807	2.3847
Australian dollar (“AUD”)	2.8529	2.5849	2.7280	2.4154	2.6407	2.3986
Euro (“EUR” or “€”)	4.5032	3.9693	4.2944	3.5480	4.1430	3.4479

The issue of these interim financial statements was authorized by the Board of Directors on July 25, 2018.

c) Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those applicable when preparing the financial statements for the year ended December 31, 2017.

d) Restatement of corresponding figures

The amounts corresponding to the Parent Company’s statements of cash flows, for the six-month period ended June 30, 2017, originally presented in the interim financial statements for that period, have been restated for reclassification from financing activities in the amount of R$4,096 to investing activities. This amount relates to intercompany loans between the Parent Company and its subsidiary and was presented as cash flows from financing activities in the aforementioned period. This reclassification aligns the Company’s accounting practice with its cash management policy, which aims to manage at the Parent Company the cash generated by its subsidiaries, including sale of investments and planning for future investments.

The effects of these restatements are as follows:

	Parent company
	Six-month period ended June 30, 2017
	Original balance	Reclassification	Restated
Statement of cash flows
Net cash provided by operating activities	24,803	—	24,803

Cash flow from investing activities
Loans and advances - net receipts (payments)	(432)	(4,096)	(4,528)
Net cash used in investing activities	(4,794)	(4,096)	(8,890)

Cash flow from financing activities
Loans and borrowings
Additions	6,742	(6,421)	321
Repayments	(19,414)	10,517	(8,897)
Net cash used in financing activities	(17,332)	4,096	(13,236)
Increase in cash and cash equivalents	2,677	—	2,677

3.         Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reclassifications between segments.

a)   Adjusted LAJIDA (EBITDA)

Management uses adjusted LAJIDA (EBITDA) to assess each segment’s contribution to the Company’s performance and to support the decision making process.  Adjusted LAJIDA (EBITDA) is calculated for each segment using operating income or loss plus dividends received and interest from associates and joint ventures, and adding back the amounts charged as (i) depreciation, depletion and amortization and (ii) special events (additional information can be found in note 4).

In 2018, the Company has allocated general and corporate expenses to “Others” as these expenses are not directly related to the performance of each business segment. Therefore, “Others” includes unallocated corporate expenses. The comparative period was restated in order to reflect this change in the criteria for allocation.

	Consolidated
	Three-month period ended June 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	16,608	(7,785)	(96)	(91)	(98)	2	8,540
Iron ore Pellets	5,469	(2,910)	(21)	(20)	(21)	391	2,888
Ferroalloys and manganese	415	(237)	(5)	(2)	—	—	171
Other ferrous products and services	428	(304)	4	(2)	(1)	—	125
	22,920	(11,236)	(118)	(115)	(120)	393	11,724

Coal	1,287	(1,186)	(25)	(21)	—	105	160

Base metals
Nickel and other products	4,858	(2,923)	(62)	(33)	(25)	—	1,815
Copper	1,916	(883)	(2)	(14)	—	—	1,017
	6,774	(3,806)	(64)	(47)	(25)	—	2,832

Others	253	(247)	(480)	(147)	(20)	112	(529)
Total of continuing operations	31,234	(16,475)	(687)	(330)	(165)	610	14,187

Discontinued operations (Fertilizers)	109	(121)	(11)	—	—	—	(23)
Total	31,343	(16,596)	(698)	(330)	(165)	610	14,164

(i) Adjusted for the special events occurred in the period, which represents a loss of R$98.

	Consolidated
	Three-month period ended June 30, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	11,484	(6,104)	(79)	(72)	(130)	—	5,099
Iron ore Pellets	4,285	(2,293)	10	(16)	(4)	119	2,101
Ferroalloys and manganese	373	(258)	(4)	—	(3)	—	108
Other ferrous products and services	394	(246)	43	(2)	(1)	—	188
	16,536	(8,901)	(30)	(90)	(138)	119	7,496

Coal	1,544	(980)	(7)	(11)	(15)	—	531

Base metals
Nickel and other products	3,251	(2,640)	(27)	(36)	(36)	—	512
Copper	1,622	(794)	(4)	(7)	—	—	817
	4,873	(3,434)	(31)	(43)	(36)	—	1,329

Others	410	(407)	(558)	(111)	(3)	147	(522)
Total of continuing operations	23,363	(13,722)	(626)	(255)	(192)	266	8,834

Discontinued operations (Fertilizers)	1,291	(1,194)	(62)	(11)	(34)	—	(10)
Total	24,654	(14,916)	(688)	(266)	(226)	266	8,824

	Consolidated
	Six-month period ended June 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	31,886	(14,541)	(137)	(156)	(211)	2	16,843
Iron ore Pellets	10,611	(5,548)	(26)	(36)	(31)	391	5,361
Ferroalloys and manganese	821	(479)	(8)	(3)	—	—	331
Other ferrous products and services	800	(541)	(5)	(2)	(1)	—	251
	44,118	(21,109)	(176)	(197)	(243)	393	22,786

Coal	2,521	(2,272)	(19)	(32)	—	298	496

Base metals
Nickel and other products	8,533	(5,214)	(110)	(62)	(52)	—	3,095
Copper	3,543	(1,687)	(5)	(26)	—	—	1,825
	12,076	(6,901)	(115)	(88)	(52)	—	4,920

Others	451	(472)	(981)	(236)	(38)	145	(1,131)
Total of continuing operations	59,166	(30,754)	(1,291)	(553)	(333)	836	27,071

Discontinued operations (Fertilizers)	397	(393)	(15)	—	—	—	(11)
Total	59,563	(31,147)	(1,306)	(553)	(333)	836	27,060

(i) Adjusted for the special events occurred in the period, which represents a loss of R$244.

	Consolidated
	Six-month period ended June 30, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	26,629	(11,361)	133	(123)	(257)	—	15,021
Iron ore Pellets	8,870	(4,343)	10	(26)	(8)	119	4,622
Ferroalloys and manganese	646	(397)	(7)	—	(12)	—	230
Other ferrous products and services	789	(485)	33	(3)	(1)	—	333
	36,934	(16,586)	169	(152)	(278)	119	20,206

Coal	2,564	(1,759)	(19)	(21)	(15)	—	750

Base metals
Nickel and other products	6,809	(5,352)	(68)	(65)	(157)	—	1,167
Copper	3,086	(1,515)	(6)	(12)	—	—	1,553
	9,895	(6,867)	(74)	(77)	(157)	—	2,720

Others	712	(714)	(1,247)	(211)	(6)	147	(1,319)
Total of continuing operations	50,105	(25,926)	(1,171)	(461)	(456)	266	22,357

Discontinued operations (Fertilizers)	2,453	(2,260)	(111)	(16)	(67)	—	(1)
Total	52,558	(28,186)	(1,282)	(477)	(523)	266	22,356

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

From continuing operations

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Net income from continuing operations	370	557	5,815	8,756
Depreciation, depletion and amortization	3,112	2,907	5,946	5,758
Income taxes	(2,293)	(156)	46	2,060
Financial results, net	10,930	4,341	13,001	6,235
LAJIDA (EBITDA)	12,119	7,649	24,808	22,809

Items to reconciled adjusted LAJIDA (EBITDA)
Special events (note 4)	88	726	286	(877)
Equity results in associates and joint ventures	(177)	83	(450)	(142)
Impairment and other results in associates and joint ventures	1,547	110	1,591	301
Dividends received and interest from associates and joint ventures	610	266	836	266
Adjusted LAJIDA (EBITDA) from continuing operations	14,187	8,834	27,071	22,357

From discontinued operations

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Loss from discontinued operations	(39)	(388)	(310)	(645)
Depreciation, depletion and amortization	—	3	—	3
Income taxes	(30)	(493)	(134)	(588)
Financial results, net	6	12	18	26
LAJIDA (EBITDA)	(63)	(866)	(426)	(1,204)

Items to reconciled underlying LAJIDA (EBITDA)
Equity results in associates and joint ventures	—	(1)	—	(2)
Impairment of non-current assets	40	857	415	1,205
Underlying LAJIDA (EBITDA) from discontinued operations	(23)	(10)	(11)	(1)

b)        Assets by segment

	Consolidated
	June 30, 2018			December 31, 2017
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)
Ferrous minerals	6,860	6,617	121,084	5,859	6,357	119,429
Coal	526	1,264	7,079	271	1,048	5,686
Base metals	4,391	54	84,550	3,336	43	78,080
Others	55	4,506	5,908	20	4,354	6,434
Total	11,832	12,441	218,621	9,486	11,802	209,629

	Three-month period ended			Six-month period ended
	June 30, 2018
	Additions to property, plant and equipment and intangible (ii)			Additions to property, plant and equipment and intangible (ii)
	Sustaining investments	Capital expenditures	Depreciation, depletion and amortization (iii)	Sustaining investments	Capital expenditures	Depreciation, depletion and amortization (iii)
Ferrous minerals	1,050	612	1,532	2,095	1,689	2,938
Coal	67	53	200	146	81	412
Base metals	682	69	1,328	1,271	118	2,465
Others	7	—	52	10	15	131
Total	1,806	734	3,112	3,522	1,903	5,946

	Three-month period ended			Six-month period ended
	June 30, 2017
	Additions to property, plant and equipment and intangible (ii)			Additions to property, plant and equipment and intangible (ii)
	Sustaining investments	Capital expenditures	Depreciation, depletion and amortization (iii)	Sustaining investments	Capital expenditures	Depreciation, depletion and amortization (iii)
Ferrous minerals	790	1,188	1,376	1,744	2,849	2,684
Coal	26	21	238	104	120	567
Base metals	796	16	1,279	1,430	46	2,477
Others	5	10	14	7	39	30
Total	1,617	1,235	2,907	3,285	3,054	5,758

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of R$7,133 and R$7,316 in June 30, 2018 and R$7,133 and R$6,460 in December 31, 2017, respectively.

(ii) Includes only cash outflows.

(iii) Refers to amounts recognized in the income statement.

Base Metals

(i) Onça Puma

In September 2017, the Federal Court granted an injunction suspending certain of nickel mining operations at Onça Puma. The Company has appealed this decision to seek a suspension of this injunction, but it is not possible to anticipate when Onça Puma activities will resume. In December 31, 2017, the Company has calculated the recoverable amount and no losses were identified. The Company has assessed the impairment risk related to this specific cash-generating unit and concluded that no significant changes occurred that could lead to a loss that should be recognized in the income statement for the period ended June 30, 2018.

(ii) Cobalt streaming transactions

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Furthermore, the Company restarted the Voisey’s Bay underground mine expansion project, which is going to increase the expected useful life of Voisey’s Bay mine from 2023 to 2034. The first year of underground production is expected to be 2021, when the current operations on the open pit mine begins to ramp down.

Upon completion of the transaction, the Company received an upfront payment of R$2,603 (US$690 millions) in cash, R$1,471 (US$390 millions) from Wheaton and R$1,132 (US$300 millions) from Cobalt 27, has been recorded as others non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered.

Thus, from January 1, 2021 onwards, Wheaton and Cobalt 27 will be entitled to receive 42.4% and 32.6%, respectively, of cobalt equivalent to the production from the Voisey’s Bay mine, while Vale remains exposed to approximately 40% of the cobalt economic exposure, as Vale retains the rights to 25% of the future cobalt production and will receive 20% additional payments for the cobalt stream. The result of the sale of the mineral rights will be accounted for once certain production thresholds have been met at Voisey’s Bay mine and is not expected to be significant.

c)         Net operating revenue by geographic area

	Consolidated
	Three-month period ended June 30, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	702	—	659	—	1,361
United States of America	315	—	957	1	1,273
Germany	1,028	—	519	—	1,547
Europe, except Germany	2,078	322	1,665	—	4,065
Middle East/Africa/Oceania	1,814	119	21	—	1,954
Japan	2,225	—	524	—	2,749
China	11,131	—	755	—	11,886
Asia, except Japan and China	1,523	797	1,420	—	3,740
Brazil	2,104	49	254	252	2,659
Net operating revenue	22,920	1,287	6,774	253	31,234

	Consolidated
	Three-month period ended June 30, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	445	—	609	174	1,228
United States of America	392	—	609	42	1,043
Germany	625	—	279	—	904
Europe, except Germany	1,578	360	1,392	45	3,375
Middle East/Africa/Oceania	1,142	118	9	—	1,269
Japan	1,412	142	289	—	1,843
China	8,044	—	278	—	8,322
Asia, except Japan and China	960	790	1,265	—	3,015
Brazil	1,938	134	143	149	2,364
Net operating revenue	16,536	1,544	4,873	410	23,363

	Consolidated
	Six-month period ended June 30, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,413	—	1,168	—	2,581
United States of America	582	—	1,749	25	2,356
Germany	2,081	—	748	—	2,829
Europe, except Germany	3,606	653	3,285	—	7,544
Middle East/Africa/Oceania	3,738	259	35	—	4,032
Japan	3,708	107	897	—	4,712
China	22,137	—	1,432	—	23,569
Asia, except Japan and China	2,647	1,284	2,226	—	6,157
Brazil	4,206	218	536	426	5,386
Net operating revenue	44,118	2,521	12,076	451	59,166

	Consolidated
	Six-month period ended June 30, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	887	—	1,565	174	2,626
United States of America	558	—	1,193	182	1,933
Germany	1,593	—	443	51	2,087
Europe, except Germany	3,405	642	2,818	45	6,910
Middle East/Africa/Oceania	2,486	280	18	—	2,784
Japan	2,639	246	566	—	3,451
China	19,526	—	781	—	20,307
Asia, except Japan and China	1,759	1,106	2,242	—	5,107
Brazil	4,081	290	269	260	4,900
Net operating revenue	36,934	2,564	9,895	712	50,105

Provisionally priced commodities sales — As at June 30, 2018, there were 21 million metric tons of iron ore (2017: 26 million metric tons) and 71 thousand metric tons of copper (2017: 106 thousand metric tons) provisionally priced based on forward prices. The final price of these sales will be determined during the third quarter of 2018. A 10% change in the realized prices compared to the provisionally priced sales, all other factors held constant, would increase or reduce iron ore net income by R$544 and copper net income by R$204.

4.         Special events occurred during the period

The special events occurred during the period are those that, in the Company’s judgment, have non-operational effect on the performance of the period due to their size and nature. To determine whether an event or transaction should be disclosed as “special events”, the Company considers quantitative and qualitative factors, such as frequency and magnitude.

The special events identified by the Company are as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Gain (loss) with disposals of assets	10	(298)	(42)	(305)
Provision for litigation	(98)	—	(244)	—
Nacala Logistic Corridor	—	—	—	1,610
Impairment of non-current assets	—	(428)	—	(428)
Total	(88)	(726)	(286)	877

Result in disposals of assets -  The Company recognized a gain of R$10 and a loss of R$42 in the income statement during the three and six-month periods ended June 30, 2018, respectively, as “Impairment and other results on noncurrent assets” due to non-viable projects and operating assets written off through sale or obsolescence.

Provision for litigation — During the three and six month-periods ended June 30, 2018, the Company’s assessment of the likelihood of loss for various litigations have been updated and a net impact of R$98 and R$244, respectively, was charged to the income statement.

Nacala Logistic Corridor — In March 2017, the Company concluded the transaction with Mitsui to sell 15% of its stake in Vale Moçambique and 50% of its stake in the Nacala Logistics Corridor and recognized a gain in the income statement of R$1,610.

Impairment of non-current assets — In the second quarter of 2017, the Company placed an underground mine in Sudbury in “care and maintenance” and an impairment of R$428 was recognized in the income statement.

5.                            Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Personnel	2,076	1,791	3,870	3,512
Materials and services	3,500	2,894	6,369	5,350
Fuel oil and gas	1,362	997	2,509	1,966
Maintenance	2,438	2,430	4,831	4,700
Energy	865	747	1,639	1,423
Acquisition of products	364	512	763	1,027
Depreciation and depletion	2,988	2,740	5,679	5,401
Freight	3,422	2,500	6,353	4,566
Others	2,448	1,851	4,420	3,382
Total	19,463	16,462	36,433	31,327

Cost of goods sold	18,877	15,960	35,368	30,387
Cost of services rendered	586	502	1,065	940
Total	19,463	16,462	36,433	31,327

b)        Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Personnel	145	199	347	367
Services	63	60	126	99
Depreciation and amortization	57	72	114	162
Others	175	95	255	186
Total	440	426	842	814

c)         Other operating expenses, net

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Provision for litigation	98	55	244	93
Profit sharing program	216	98	370	221
Others	78	118	184	204
Total	392	271	798	518

6.                            Financial result

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Financial income
Short-term investments	182	166	264	277
Derivative financial instruments	321	229	698	1,232
Others	105	205	405	294
	608	600	1,367	1,803
Financial expenses
Loans and borrowings gross interest	(1,059)	(1,447)	(2,149)	(3,026)
Capitalized loans and borrowing costs	160	265	354	587
Derivative financial instruments	(1,422)	(513)	(1,514)	(852)
Participative stockholders’ debentures	(1,032)	(285)	(1,622)	(1,581)
Expenses of REFIS	(185)	(347)	(372)	(742)
Others	(615)	(508)	(1,052)	(830)
	(4,153)	(2,835)	(6,355)	(6,444)
Other financial items
Net foreign exchange losses on loans and borrowings	(8,522)	(2,387)	(8,938)	(790)
Other net foreign exchange gains (losses)	1,532	420	1,714	(410)
Net indexation losses	(395)	(139)	(789)	(394)
	(7,385)	(2,106)	(8,013)	(1,594)
Financial results, net	(10,930)	(4,341)	(13,001)	(6,235)

7.                            Income taxes

a)        Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at March 31, 2018	20,298	5,665	14,633
Effect in income statement	2,813	60	2,753
Transfers between asset and liabilities	2	2	—
Translation adjustment	1,033	795	238
Other comprehensive income	1,044	(50)	1,094
Effect of discontinued operations
Effect in income statement	30	—	30
Transfer to net assets held for sale	(21)	—	(21)
Balance at June 30, 2018	25,199	6,472	18,727

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at March 31, 2017	22,582	5,314	17,268
Effect in income statement	202	(176)	378
Translation adjustment	438	323	115
Other comprehensive income	251	(282)	533
Effect of discontinued operations
Effect in income statement	493	—	493
Transfer to net assets held for sale	(493)	—	(493)
Balance at June 30, 2017	23,473	5,179	18,294

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2017	21,959	5,687	16,272
Effect in income statement	768	59	709
Transfers between asset and liabilities	29	29	—
Translation adjustment	1,016	718	298
Other comprehensive income	1,333	(21)	1,354
Effect of discontinued operations
Effect in income statement	134	—	134
Transfer to net assets held for sale	(40)	—	(40)
Balance at June 30, 2018	25,199	6,472	18,727

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2016	23,931	5,540	18,391
Effect in income statement	(517)	(264)	(253)
Translation adjustment	145	196	(51)
Other comprehensive income	(86)	(293)	207
Effect of discontinued operations
Effect in income statement	588	—	588
Transfer to net assets held for sale	(588)	—	(588)
Balance at June 30, 2017	23,473	5,179	18,294

b)        Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Income (loss) before income taxes	(1,923)	401	5,861	10,816
Income taxes at statutory rates - 34%	654	(136)	(1,993)	(3,677)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1,372	396	1,588	793
Tax incentives	563	3	651	561
Equity results	60	(28)	153	49
Unrecognized tax losses of the period	(398)	(297)	(875)	(852)
Gain on sale of subsidiaries (note 4)	—	—	—	548
Others	42	218	430	518
Income taxes	2,293	156	(46)	(2,060)

Income tax expense is recognized based on the estimate of the weithed average effective tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)         Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at June 30, 2018, the balance of R$17,335 (R$1,638 as current and R$15,696 as non-current) is due in 124 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody).

8.                            Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017 (i)	2018	2017 (i)
Net income (loss) attributable to Vale’s stockholders:
Net income from continuing operations	345	458	5,728	8,609
Loss from discontinued operations	(39)	(398)	(310)	(658)
Net income	306	60	5,418	7,951

Thousands of shares
Weighted average number of shares outstanding — common shares	5,197,432	5,197,432	5,197,432	5,197,432

Basic and diluted earnings per share from continuing operations:
Common share (R$)	0.07	0.09	1.10	1.67
Basic and diluted loss per share from discontinued operations:
Common share (R$)	(0.01)	(0.08)	(0.06)	(0.13)
Basic and diluted earnings per share:
Common share (R$)	0.06	0.01	1.04	1.54

(i) Restated to reflect the conversion of the class “A” preferred shares into common shares.

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share.

9.                  Accounts receivable

	Consolidated
	June 30, 2018	December 31, 2017
Accounts receivable	9,278	8,802
Impairment of accounts receivable	(226)	(200)
	9,052	8,602

Accounts receivable related to the steel sector - %	75.20%	82.90%

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Impairment of trade receivables recorded in the income statement	(17)	(14)	(17)	(14)

There is no customer that individually represents over 10% of accounts receivable or revenues.

10.           Inventories

	Consolidated
	June 30, 2018	December 31, 2017
Finished products	9,283	7,324
Work in progress	2,549	2,162
Consumable inventory	3,586	3,501
Total	15,418	12,987

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Reversal (Provision) for net realizable value	(61)	50	(67)	186

Finished and work in progress product inventory by segments is presented in note 3(b).

11.                     Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Other financial assets
Financial investments	68	61	—	—
Loans	—	—	593	498
Derivative financial instruments (note 20)	484	351	1,368	1,497
Investments in equity securities (note 12)	—	—	3,689	—
Related parties - Loans (note 25)	1,298	6,277	6,078	8,695
	1,850	6,689	11,728	10,690
Other financial liabilities
Derivative financial instruments (note 20)	967	344	2,382	2,269
Related parties - Loans (note 25)	2,103	2,916	3,713	3,226
Participative stockholders’ debentures	—	—	5,444	4,080
	3,070	3,260	11,539	9,575

12.                     Non-current assets and liabilities held for sale and discontinued operations

Consolidated
December 31, 2017
Fertilizers
Assets
Accounts receivable	297
Inventories	1,522
Other current assets	363
Investments in associates and joint ventures	274
Property, plant and equipment and Intangible	7,110
Other non-current assets	2,299
Total assets	11,865

Liabilities
Suppliers and contractors	1,070
Other current liabilities	711
Other non-current liabilities	2,118
Total liabilities	3,899
Net non-current assets held for sale	7,966

a)        Fertilizers (discontinued operations)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except for the assets located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada.

In January 2018, the Company and Mosaic concluded the transaction and the Company received R$3,495 (US$1,080 million) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s equity after the issuance of these shares (R$2,907 (US$899 million), based on the Mosaic’s quotation at closing date of the transaction) and a loss of R$184 was recognized in the income statement from discontinued operations.

Mosaic shares received was accounted for an equity investment measured at fair value through other comprehensive income. For the three and six-month period ended June 30, 2018, the Company recognized a gain of R$285 and R$171 in other comprehensive income as “Fair value adjustment to investment in equity securities”.

b)        Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell its assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received R$882 (US$255 million) in cash and a loss of R$231 was recognized for the six-month period ended June 30, 2018, in the income statement from discontinued operations.

The results and cash flows of discontinued operations of the Fertilizer segment for the three and six-month period ended June 30, 2018 and 2017 are presented as follows:

Income statement

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Discontinued operations
Net operating revenue	109	1,291	397	2,453
Cost of goods sold and services rendered	(121)	(1,194)	(393)	(2,260)
Operating expenses	(11)	(110)	(15)	(197)
Impairment of non-current assets	(40)	(857)	(415)	(1,205)
Operating loss	(63)	(870)	(426)	(1,209)
Financial Results, net	(6)	(12)	(18)	(26)
Equity results in associates and joint ventures	—	1	—	2
Loss before income taxes	(69)	(881)	(444)	(1,233)
Income taxes	30	493	134	588
Loss from discontinued operations	(39)	(388)	(310)	(645)
Net income attributable to noncontrolling interests	—	10	—	13
Loss attributable to Vale’s stockholders	(39)	(398)	(310)	(658)

Statement of cash flow

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Discontinued operations
Cash flow from operating activities
Loss before income taxes	(69)	(881)	(444)	(1,233)
Adjustments:
Equity results in associates and joint ventures	—	(1)	—	(2)
Depreciation, amortization and depletion	—	3	—	3
Impairment of non-current assets	40	857	415	1,205
Others	18	—	18	—
Increase (decrease) in assets and liabilities	4	26	(110)	321
Net cash provided by (used in) operating activities	(7)	4	(121)	294

Cash flow from investing activities
Additions to property, plant and equipment	—	(263)	(36)	(460)
Net cash used in investing activities	—	(263)	(36)	(460)

Cash flow from financing activities
Loans and borrowings
Additions (Repayments)	—	107	—	(1)
Net cash provided by (used in) financing activities	—	107	—	(1)
Net cash used in discontinued operations	(7)	(152)	(157)	(167)

13.                     Investments in associates and joint ventures

a)        Changes during the period

Changes in investments in associates and joint ventures are as follows:

	Consolidated
	Associates	Joint ventures	Total
Balance at December 31, 2017	4,774	7,028	11,802
Additions	—	76	76
Translation adjustment	219	124	343
Equity results in income statement	10	440	450
Dividends declared	—	(525)	(525)
Transfer from non-current assets held for sale (i)	280	—	280
Others	21	(6)	15
Balance at June 30, 2018	5,304	7,137	12,441

(i) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the final settlement in January 2018 (note 12).

	Consolidated
	Associates	Joint ventures	Total
Balance at December 31, 2016	4,683	7,363	12,046
Additions	—	103	103
Translation adjustment	17	14	31
Equity results in income statement	63	79	142
Dividends declared	(134)	(265)	(399)
Others	3	—	3
Balance at June 30, 2017	4,632	7,294	11,926

b)        Guarantees provided

As of June 30, 2018, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. were R$1,272 and R$5,603, respectively.

The investments by segments are presented in note 3(b).

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2018	December 31, 2017	2018	2017	2018	2017	2018	2017	2018	2017
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	97	87	5	6	10	12	2	—	2	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	335	295	63	41	113	78	56	—	56	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	261	270	30	35	78	68	87	18	87	18
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	308	263	54	42	106	63	122	54	122	54
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	556	453	113	76	211	145	127	47	127	47
MRS Logística S.A.	48.16	46.75	1,764	1,711	67	70	105	118	—	—	—	—
VLI S.A.	37.60	37.60	3,207	3,202	48	61	5	21	—	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	89	76	1	—	1	—	—	—	—	—
			6,617	6,357	381	331	629	505	394	119	394	119
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,264	1,048	28	20	41	51	—	—	—	—
			1,264	1,048	28	20	41	51	—	—	—	—
Base metals
Korea Nickel Corp.	25.00	25.00	54	43	1	(1)	4	1	—	—	—	—
			54	43	1	(1)	4	1	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,882	1,889	19	26	81	47	55	36	88	36
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	605	529	11	1	33	11	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	868	663	74	52	141	79	56	43	56	43
Companhia Siderúrgica do Pecém	50.00	50.00	461	867	(267)	(423)	(407)	(456)	—	—	—	—
Mineração Rio do Norte S.A.	40.00	40.00	334	333	(31)	4	(21)	2	—	68	—	68
Others			356	73	(39)	(93)	(51)	(98)	—	—	—	—
			4,506	4,354	(233)	(433)	(224)	(415)	111	147	144	147
Total			12,441	11,802	177	(83)	450	142	505	266	538	266

(i) Although the Company held a majority of the voting capital, the entities are accounted under equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

14.                               Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2017	13,593	13,236	506	759	28,094
Additions	—	2,167	—	15	2,182
Disposals	—	(35)	—	—	(35)
Amortization	—	(224)	(12)	(205)	(441)
Translation adjustment	856	77	53	19	1,005
Balance at June 30, 2018	14,449	15,221	547	588	30,805
Cost	14,449	18,920	827	5,250	39,446
Accumulated amortization	—	(3,699)	(280)	(4,662)	(8,641)
Balance at June 30, 2018	14,449	15,221	547	588	30,805

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Additions	—	1,614	—	58	1,672
Disposals	—	(7)	—	—	(7)
Amortization	—	(284)	(3)	(233)	(520)
Translation adjustment	286	3	18	9	316
Balance at June 30, 2017	10,327	12,085	495	949	23,856
Cost	10,327	16,110	762	5,119	32,318
Accumulated amortization	—	(4,025)	(267)	(4,170)	(8,462)
Balance at June 30, 2017	10,327	12,085	495	949	23,856

15.                     Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2017	2,375	40,028	38,986	22,803	29,999	27,104	20,240	181,535
Additions (i)	—	—	—	—	—	—	3,443	3,443
Disposals	(1)	(121)	(125)	(52)	(15)	(185)	(26)	(525)
Assets retirement obligation	—	—	—	—	(50)	—	—	(50)
Depreciation, amortization and depletion	—	(1,035)	(1,210)	(1,490)	(993)	(1,177)	—	(5,905)
Translation adjustment	87	1,707	1,372	1,795	2,660	993	704	9,318
Transfers	24	1,372	3,837	1,999	913	2,177	(10,322)	—
Balance at June 30, 2018	2,485	41,951	42,860	25,055	32,514	28,912	14,039	187,816
Cost	2,485	68,696	66,957	47,677	61,175	42,264	14,039	303,293
Accumulated depreciation	—	(26,745)	(24,097)	(22,622)	(28,661)	(13,352)	—	(115,477)
Balance at June 30, 2018	2,485	41,951	42,860	25,055	32,514	28,912	14,039	187,816

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	2,360	34,790	30,866	22,141	27,312	24,494	38,653	180,616
Additions (i)	—	—	—	—	—	—	4,098	4,098
Disposals	(1)	(2)	(112)	(22)	(401)	(247)	(50)	(835)
Assets retirement obligation	—	—	—	—	4	—	—	4
Depreciation, amortization and depletion	—	(846)	(1,099)	(1,259)	(990)	(1,104)	—	(5,298)
Translation adjustment	12	357	270	238	931	405	23	2,236
Transfers	54	3,788	5,269	2,258	2,074	3,410	(16,853)	—
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821
Cost	2,425	59,442	56,072	41,700	55,342	40,159	25,871	281,011
Accumulated depreciation	—	(21,355)	(20,878)	(18,344)	(26,412)	(13,201)	—	(100,190)
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821

(i) Includes capitalized borrowing costs.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16(c)) compared to those disclosed in the financial statements as at December 31, 2017.

16.                     Loans, borrowings, cash and cash equivalents and financial investments

a)             Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	June 30, 2018	December 31, 2017
Debt contracts in the international markets	53,410	57,187
Debt contracts in Brazil	15,633	17,205
Total of loans and borrowings	69,043	74,392

(-) Cash and cash equivalents	24,557	14,318
(-) Financial investments (note 11)	68	61
Net debt	44,418	60,013

b)        Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

c)         Loans and borrowings

i)           Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Debt contracts in the international markets
Floating rates in:
US$	2,355	1,027	9,198	9,142
EUR	—	—	900	794
Fixed rates in:
US$	24	—	36,011	41,642
EUR	—	—	3,377	2,977
Other currencies	130	57	639	682
Accrued charges	776	866	—	—
	3,285	1,950	50,125	55,237
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,464	1,478	9,196	10,570
Basket of currencies and US$ indexed to LIBOR	1,186	1,121	2,196	2,341
Fixed rates in:
R$	222	225	462	572
Accrued charges	870	859	37	39
	3,742	3,683	11,891	13,522
	7,027	5,633	62,016	68,759

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Consolidated
	Principal				Estimated future
	Bank loans	Capital markets	Development agencies	Total	interest payments (i)
2018	360	—	1,510	1,870	4,491
2019	2,285	—	2,721	5,006	3,715
2020	2,223	1,100	2,826	6,149	3,552
2021	1,470	1,383	2,844	5,697	3,212
Between 2022 and 2026	5,285	17,628	3,944	26,857	11,376
2027 onwards	306	21,163	312	21,781	16,182
	11,929	41,274	14,157	67,360	42,528

(i) Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at June 30, 2018 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At June 30, 2018, the average annual interest rates by currency are as follows:

	Consolidated
	Average interest rate (i)	Total debt
Loans and borrowings
US$	5.58%	51,699
R$ (ii)	8.12%	12,219
EUR (iii)	3.34%	4,346
Other currencies	2.93%	779
		69,043

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at June 30, 2018.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$5,795 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2,548% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4,291% per year in US$.

ii) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
		Cash flow			Non-cash changes
	December 31, 2017	Additions	Repayments	Interest paid	Transferences	Effect of exchange rate	Interest accretion	June 30, 2018
Loans and borrowings
Current	5,633	—	(16,813)	(2,231)	17,111	522	2,805	7,027
Non-current	68,759	2,814	—	—	(17,111)	7,543	11	62,016
Total	74,392	2,814	(16,813)	(2,231)	—	8,065	2,816	69,043

iii)   Credit and financing lines

			Period of the		Available amount
Type	Contractual currency	Date of agreement	agreement	Total amount	June 30, 2018
Credit lines
Revolving credit facilities	US$	May 2015	5 years	11,567	11,567
Revolving credit facilities	US$	June 2017	5 years	7,712	7,712
Financing lines
BNDES - CLN 150	R$	September 2012	10 years	3,883	—
BNDES - S11D e S11D Logística	R$	May 2014	10 years	6,163	1,008

iv) Repayments

During the first half of 2018, the Company conducted a cash tender offer for Vale Overseas’ 5.875% guaranteed notes due 2021, 4.375% guaranteed notes due 2022 and a cash tender offer for Vale S.A.’ 5.625% guaranteed notes due 2042 and repurchased a total of R$9,431 (US$2,730 million). The Company also redeemed all of Vale Overseas’ 4.625% guaranteed notes due 2020 totaling R$1,698 (US$499 million).

v) Guarantees

As at June 30, 2018 and December 31, 2017, loans and borrowings are secured by property, plant and equipment in the amount of R$868 and R$910, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2018.

17.                     Liabilities related to associates and joint ventures

The movements of the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. (“Samarco”), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), in the six-month periods ended June 30, 2018 and 2017 are as follows:

	2018	2017
Balance at January 01,	3,296	3,511
Payments	(431)	(441)
Present value valuation	159	299
Provision increase	1,476	—
Balance at June 30,	4,500	3,369

Current liabilities	1,051	975
Non-current liabilities	3,449	2,394
Liabilities	4,500	3,369

During the second quarter of 2018, the Fundação Renova reviewed the estimates for the expenditures required to mitigate and compensate for the impacts of the disruption from Samarco’s tailing dam. As a result of this revision, Vale S.A. recognized an additional provision of R$1,476, which amounts to the present value of Vale’s new estimated secondary responsibility to support the Renova Foundation works and is equivalent to 50% of Samarco’s additional obligations over the next 12 years.

In addition to the provision above, Vale S.A. made available in the three and six-month period ended June 30, 2018 the amount of R$71 and R$115, respectively, which was fully used to fund Samarco’s working capital and was recognized in Vale´s income statement as “Impairment and other results in associates and joint ventures”. Vale S.A. intends to make available until December 31, 2018 up to R$204 to support Samarco’s working capital requirements, without any binding obligation to Samarco in this regard. Such amounts will be released by the shareholders, simultaneously and pursuant to the same terms and conditions, subject to the fulfillment of certain milestones.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves.

The contingencies related to the Samarco dam failure are disclosed in note 22.

18.                     Financial instruments classification

	Consolidated
	June 30, 2018				December 31, 2017
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through profit or loss	Total
Current
Cash and cash equivalents	24,557	—	—	24,557	14,318	—	14,318
Financial investments	68	—	—	68	61	—	61
Derivative financial instruments	—	—	484	484	—	351	351
Accounts receivable	9,680	—	(628)	9,052	8,025	577	8,602
Related parties	1,298	—	—	1,298	6,277	—	6,277
	35,603	—	(144)	35,459	28,681	928	29,609
Non-current
Derivative financial instruments	—	—	1,368	1,368	—	1,497	1,497
Investments in equity securities	—	3,689	—	3,689	—	—	—
Loans	593	—	—	593	498	—	498
Related parties	6,078	—	—	6,078	8,695	—	8,695
	6,671	3,689	1,368	11,728	9,193	1,497	10,690
Total of financial assets	42,274	3,689	1,224	47,187	37,874	2,425	40,299

Financial liabilities
Current
Suppliers and contractors	13,832	—	—	13,832	13,367	—	13,367
Derivative financial instruments	—	—	967	967	—	344	344
Loans and borrowings	7,027	—	—	7,027	5,633	—	5,633
Related parties	2,103	—	—	2,103	2,916	—	2,916
	22,962	—	967	23,929	21,916	344	22,260
Non-current
Derivative financial instruments	—	—	2,382	2,382	—	2,269	2,269
Loans and borrowings	62,016	—	—	62,016	68,759	—	68,759
Related parties	3,713	—	—	3,713	3,226	—	3,226
Participative stockholders’ debentures	—	—	5,444	5,444	—	4,080	4,080
	65,729	—	7,826	73,555	71,985	6,349	78,334
Total of financial liabilities	88,691	—	8,793	97,484	93,901	6,693	100,594

19.                     Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	Consolidated
	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	—	950	902	1,852	954	894	1,848
Investments in equity securities	3,689	—	—	3,689	—	—	—
Total	3,689	950	902	5,541	954	894	1,848

Financial liabilities
Derivative financial instruments	—	2,679	670	3,349	1,923	690	2,613
Participative stockholders’ debentures	—	5,444	—	5,444	4,080	—	4,080
Total	—	8,123	670	8,793	6,003	690	6,693

The Company changed its accounting estimate on the calculation of the participative stockholders’ debentures from January 1, 2018. The Company has replaced on the calculation the assumption of spot price at the reporting date used to the weighted average price traded on the market within the last month of the quarter.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the six-month period ended in June 30, 2018.

The following table presents the changes in Level 3 assets and liabilities for the six-month period ended in June 30, 2018:

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2017	894	690
Gain and losses recognized in income statement	8	(20)
Balance at June 30, 2018	902	670

Methods and techniques of evaluation

Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value for derivatives are within level 3 are measured using discounted cash flows and option model valuation techniques with main unobservable inputs discount rates, stock prices and commodities prices.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings (net of interest) are as follows:

	Consolidated
	Balance	Fair value	Level 1	Level 2
Financial liabilities
June 30, 2018
Debt principal	67,360	68,158	42,436	25,722

December 31, 2017
Debt principal	72,628	76,377	49,406	26,971

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

20.                     Derivative financial instruments

a)        Derivatives effects on statement of financial position

	Consolidated
	Assets
	June 30, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	43	—	125	—
IPCA swap	18	267	30	271
Eurobonds swap	—	94	—	89
Pré-dolar swap	67	9	73	106
	128	370	228	466
Commodities price risk
Nickel	71	3	73	10
Bunker oil	285	—	50	—
	356	3	123	10

Others	—	995	—	1,021
	—	995	—	1,021
Total	484	1,368	351	1,497

	Consolidated
	Liabilities
	June 30, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	746	1,373	314	1,356
IPCA swap	140	194	—	136
Eurobonds swap	19	—	13	—
Pré-dolar swap	35	139	17	79
	940	1,706	344	1,571
Commodities price risk
Nickel	22	—	—	—
Bunker oil	5	—	—	—
	27	—	—	—

Others	—	676	—	698
	—	676	—	698
Total	967	2,382	344	2,269

b)        Effects of derivatives on the income statement and cash flow

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(824)	(303)	(717)	277
IPCA swap	(237)	(60)	(180)	16
Eurobonds swap	(141)	97	(40)	14
Euro forward	—	—	—	144
Pré-dolar swap	(190)	(42)	(129)	33
	(1,392)	(308)	(1,066)	484
Commodities price risk
Nickel	19	(11)	32	(11)
Bunker oil	239	(53)	239	(290)
	258	(64)	271	(301)

Others	33	88	(21)	197
Total	(1,101)	(284)	(816)	380

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(55)	5	(199)	(133)
IPCA swap	22	—	22	—
Eurobonds swap	(13)	—	(13)	(121)
Pré-dolar swap	52	(4)	49	(4)
	6	1	(141)	(258)
Commodities price risk
Nickel	35	(16)	73	(20)
Bunker oil	(4)	—	25	(75)
	31	(16)	98	(95)

Total	37	(15)	(43)	(353)

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	January 2024
Bunker oil	September 2018
Nickel	December 2019
Others	December 2027

c) Hedge in foreign operations

As at June 30, 2018 the carrying value of the debts designated as instrument hedge of the Company’s investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) are R$15,903 (US$4,124 million) and R$3,777 (EUR750 million), respectively. The foreign exchange loss of R$3,075 (R$2,030, net of taxes), was recognized in the “Cumulative translation adjustments” in stockholders’ equity for the six-month period ended June 30, 2018. This hedge was highly effective throughout the period ended June 30, 2018.

Additional information about derivatives financial instruments

In millions of Brazilian reais, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2018, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018		December 31, 2017		Index	Average rate	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018	2019	2020+

CDI vs. US$ fixed rate swap							(211)	(108)	(58)	27	(48)	(35)	(128)
Receivable	R$	1,690	R$	3,540	CDI	101.33%
Payable	US$	509	US$	1,104	Fix	3.35%

TJLP vs. US$ fixed rate swap							(1,642)	(1,262)	(132)	99	(229)	(1,173)	(240)
Receivable	R$	2,623	R$	2,982	TJLP +	1.23%
Payable	US$	1,154	US$	1,323	Fix	1.51%

TJLP vs. US$ floating rate swap							(223)	(175)	(9)	9	(13)	(210)	—
Receivable	R$	195	R$	216	TJLP +	0.86%
Payable	US$	115	US$	123	Libor +	-1.23%

R$ fixed rate vs. US$ fixed rate swap							(98)	80	49	74	(15)	(4)	(79)
Receivable	R$	1,118	R$	1,158	Fix	7.31%
Payable	US$	368	US$	385	Fix	-0.72%

IPCA vs. US$ fixed rate swap							(325)	(113)	22	28	—	(132)	(193)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							276	280	—	1	9	1	266
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018		December 31, 2017		Index	Average rate	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018	2019	2020+

EUR fixed rate vs. US$ fixed rate swap							75	76	(13)	33	—	(17)	92
Receivable	€500		€500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil hedging transactions were implemented, through options contracts.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

	Notional (ton)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018

Call options	2,025,000	—	B	442	254	—	5	53	254
Put options	2,025,000	—	S	321	(3)	—	—	1	(3)
Total					251	—	5	54	251

As at June 30, 2018 and December 31, 2017, includes R$29 and R$49, respectively, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018	2019

Fixed prices sales protection
Nickel forwards	11,374	9,621	B	13,385	67	80	76	20	44	23

Raw materials purchase protection
Nickel forwards	155	292	S	14,182	(0.4)	(1.1)	(2.5)	0.3	(0.4)	—
Copper forwards	54	79	S	6,894	0.1	(0.1)	(0.0)	0.0	0.1	—
Total					(0.3)	(1.2)	(2.5)	0.3	(0.3)	—

c)                            Freight derivative positions

In order to reduce the impact of maritime freight price volatility on the company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The Forward Freight Agreements (FFAs) are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/day)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018

Freight forwards	75	0	B	20,170	0	—	(0)	0.4	0

d)                           Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/share)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2023

Call options	10,000,000	10,000,000	B	44	93	128	—	10	93

e)                            Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

	Notional (quantity)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2027

Conversion options	140,239	140,239	S	8,549	(208)	(188)	—	12	(208)

f)                             Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the company. It this case, the company could settle through cash or shares.

	Notional (quantity, in millions)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (R$/ação)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018+

Options	2,139	2,139	B/S	1.6	839	831	—	51	839

g)                           Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018

Nickel Forward	4,584	2,627	S	14,281	(14)	3		8	(14)
Copper Forward	2,043	2,718	S	6,866	(0.7)	0		1	(0.7)
Total					(15)	3	—	9	(15)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018	2019+

Call options	746,667	746,667	S	233	(6)	(6)	—	4	(0)	(6)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2018	2018+

Put option	1,105,070,863	1,105,070,863	S	3.86	(399)	(439)	—	34	(399)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ rating and market curves please see note 27.

21.                              Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Payroll, related charges and other remunerations (i)	2,674	3,641	—	—
Onerous contracts	443	337	1,164	1,203
Environment Restoration	89	99	326	262
Asset retirement obligations	279	289	11,272	10,191
Provisions for litigation (note 22)	—	—	5,143	4,873
Employee postretirement obligations (note 23)	390	244	7,412	6,714
Provisions	3,875	4,610	25,317	23,243

(i) Change mainly due to payment of profit sharing program.

22.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	2,483	432	1,924	34	4,873
Additions (reversals)	23	51	180	(10)	244
Payments	(1)	(60)	(131)	(5)	(197)
Additions - discontinued operations	56	3	59	1	119
Indexation and interest	44	47	(7)	—	84
Translation adjustment	24	(4)	—	—	20
Balance at June 30, 2018	2,629	469	2,025	20	5,143

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	695	272	1,742	25	2,734
Additions (reversals)	(35)	(22)	145	5	93
Payments	(277)	(21)	(150)	—	(448)
Indexation and interest	(3)	31	40	(5)	63
Translation adjustment	15	—	—	—	15
Balance at June 30, 2017	395	260	1,777	25	2,457

b)        Contingent liabilities

Contingent liabilities are administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice. The contingent liabilities are as follows:

	Consolidated
	June 30, 2018	December 31, 2017
Tax litigation	33,194	29,244
Civil litigation	6,616	5,371
Labor litigation	6,719	6,455
Environmental litigation	7,620	7,242
Total	54,149	48,312

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (“CSLL”) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (“royalties”), and (iv) charges of value-added tax on services and circulation of goods (“ICMS”), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State and ICMS/penalty charges on our own transportation. The changes reported in the period resulted, mainly, from new proceedings related to PIS, COFINS, CFEM, ICMS e ISS and the application interest and inflation adjustments to the disputed amounts.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index. The changes reported in the period resulted, mainly from review the process related to commercial divergences of supply contracts.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	June 30, 2018	December 31, 2017
Tax litigation	4,074	3,971
Civil litigation	155	199
Labor litigation	2,448	2,359
Environmental litigation	49	42
Total	6,726	6,571

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of R$20.2 billion.

The Framework Agreement signed in March 2016, was ratified by the Regional Federal Court (“TRF”) in May 2016. This ratification was suspended by the Superior Court of Justice (“STJ”) in June 2016 and resulted in the restoration of the public civil action, and maintained other measures, such as: (a) the prohibition of the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and; (b) the order of the deposit with the court of R$1.2 billion by January 2017, which was provisionally replaced by the guarantees provided for under the agreements with Federal Prosecution Office (“MPF”), as detailed in the item (ii) below. This public civil action is currently suspended by the abovementioned agreement with the MPF.

On June 2018, the parties in the action jointly with the Minas Gerais State, Espírito Santo State and Federal Public Prosecution Offices along with the Federal and Minas Gerais and Espírito Santo States Public Defenders Offices, entered into a new agreement to settle the case, which was submitted to the 12th Federal Lower Court and if and when homologated by the judge, it will terminate the action.

(ii) Public civil action filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by the MPF is R$155 billion.

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the MPF. The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), initially expected to occur by June 30, 2017, which was, nevertheless, extended by the parties to late June 2018.

This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil actions in the amounts of R$20.2 billion and R$155 billion, mentioned above, which are currently suspended.

In addition, the First Agreement provides for: (a) the appointment of experts to give support to the Federal Prosecutors and paid for by the companies to conduct a diagnosis and monitor the progress of the programs under the Framework Agreement, and (b) holding at public hearings and the engagement of technical assistance to the affected people, in order to allow the communities to take part in the definition of the content of the Final Agreement.

Samarco, Vale S.A. and BHPB has agreed to provide a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to R$2.2 billion, of which (i) R$100 in financial investments; (ii) R$1.3 billion in insurance bonds; and (iii) R$800 in assets of Samarco. If, by the deadline negotiated by the parties, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the Court re-institute the order for the deposit of R$1.2 billion in relation to the R$20.2 billion public civil action and R$7.7 billion related R$155 billion, mentioned above, which are currently suspended.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, which decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement and a period for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis.

In addition, the Second Agreement (“Second Agreement”) was signed on January 19, 2017, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$200. The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

Parties are still negotiating an agreement regarding the choice of the expert to perform the socio-economic impact assessment. In this regard, on November 16, 2017, they signed an addendum to the First Agreement, in which the parties defined matters related to the socio-economic impact assessment, its institutional structure and the respective experts, which, in the period of 90 days from the signing of the addendum, shall present their technical and commercial proposals. As the deadline already expired the proposals are being negotiated for service agreements.

As mentioned before, on June 2018, the agreement on the Public civil action in the amount of R$20.2 billion was ratified, in which was submitted to the 12th Federal Lower Court for confirmation. The claims of this public civil action which are contained in this new Agreement shall be dismissed with prejudice by the settlement, while the remaining claims will be suspended until the result of the technical analysis by the experts appointed out by the Prosecutors testing the satisfaction of the Programs or the proposal of the potential renegotiation of these programs.

(iii) U.S. Securities class action suits

Related to the Vale´s American Depositary Receipts

Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

This lawsuit is currently ongoing under discovery with the gathering of documents to be provided to the plaintiffs. In addition, depositions of some custodians indicated by the parties should take place in the next few months.

Vale S.A. continues to contest the outstanding points related to this lawsuit.

Related to the Samarco bonds

In March 2017, holders of bonds issued by Samarco filed a class action suit in the Federal Court in New York against Samarco, Vale S.A. and BHPB under U.S. federal securities laws demanding for indemnification for alleged violation of U.S. federal securities laws. The plaintiffs allege that false and misleading statements were made or disclosures omitted concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. It is alleged that with the Fundão dam collapse, the securities have dramatically decreased, in order that the investors who have purchased such securities in a misleading way should be compensated, without, however, specifying an amount for the alleged damages or indemnities in this action.

In June 2017 the defendants presented a joint motion to dismiss the claims requested by the plaintiffs. In March 2018, the Judge issued an order dismissing defendant’s motion to dismiss without prejudice and ordering leading plaintiff to submit a final amended complaint, which was presented by the plaintiffs on March 21, 2018. As a result, a second joint motion to dismiss the claims was filed by the defendants a new decision regarding the merits of the motion to dismiss is expected to be issued by the Judge on the following months.

Vale S.A. continues to contest this lawsuit.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

In November 2016, the Federal Court of Ponte Nova received the complaint and began the criminal action, with the first of several witnesses filed in June, 2018.

(v) Other lawsuits

In addition, Samarco and its shareholders were named and have been still named as defendants in several other lawsuits brought by individuals, corporations, governmental entities or public prosecutor seeking personal and property damages.

After the ratification by the judge of the 12th Federal Lower Court of the new Agreement with public authorities and public prosecutors, some public civil actions shall be extinguished.

Given the status of these lawsuits, it is not possible at this time to provide a range of possible outcomes or a reliable estimates of potential exposures for Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

e) Other

In 2015, the Company filed an enforceable action in the amount of R$524 referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993.Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

23.                               Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2018				December 31, 2017
	Overfunded pension plans	Underfunded pension plans	Other benefits	Total	Overfunded pension plans	Underfunded pension plans	Other benefits	Total
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(11,182)	(16,334)	(5,156)	(32,672)	(11,239)	(14,789)	(4,661)	(30,689)
Fair value of assets	15,739	13,688	—	29,427	15,972	12,492	—	28,464
Effect of the asset ceiling	(4,557)	—	—	(4,557)	(4,733)	—	—	(4,733)
Liabilities	—	(2,646)	(5,156)	(7,802)	—	(2,297)	(4,661)	(6,958)

Current liabilities	—	(203)	(187)	(390)	—	(54)	(190)	(244)
Non-current liabilities	—	(2,443)	(4,969)	(7,412)	—	(2,243)	(4,471)	(6,714)
Liabilities	—	(2,646)	(5,156)	(7,802)	—	(2,297)	(4,661)	(6,958)

24.                     Stockholders’ equity

a) Share capital

As at June 30, 2018, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2018
Stockholders	ON	PNE	Total
Litel Participações S.A. and Litela Participações S.A.	1,108,483,410	—	1,108,483,410
BNDES Participações S.A.	401,457,757	—	401,457,757
Bradespar S.A.	332,965,266	—	332,965,266
Mitsui & Co., Ltd	286,347,055	—	286,347,055
Foreign investors - ADRs	1,272,455,795	—	1,272,455,795
Foreign institutional investors in local market	1,177,545,592	—	1,177,545,592
FMP - FGTS	57,463,205	—	57,463,205
PIBB - Fund	2,762,968	—	2,762,968
Institutional investors	271,253,464	—	271,253,464
Retail investors in Brazil	286,697,569	—	286,697,569
Brazilian Government (Golden Share)	—	12	12
Outstanding shares	5,197,432,081	12	5,197,432,093
Shares in treasury	87,042,689	—	87,042,689
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	77,300	—	77,300

Total authorized shares	7,000,000,000	—	7,000,000,000

b) Share buyback program

On July 25, 2018 (subsequent event), the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 80,000,000 common shares, and their respective ADSs, and up to US$1 billion (R$3,746). The program will be carried out over a period of up to 12-month period and the repurchased shares will be cancelled after the expiration of the program and/or alienated through the executive compensation programs. The shares will be acquired in the stock market based on regular trading conditions.

c) Remuneration to the Company’s stockholders

On July 25, 2018 (subsequent event), the Board of Directors approved the payment of the stockholders’ remuneration in the amount of R$7,694 (R$1.480361544 per share), R$6,801 based on the interest on capital and R$893 based on dividends. This payment is due to the new policy of stockholders’ remuneration of the Company, approved in March 2018, which provides for a semi-annual payment of 30% of Adjusted LAJIDA (EBITDA) from continuing operations less sustaining investments. This amount will be reduced from the minimum mandatory remuneration for the year ended 2018 and deducted from the profit reserve, if necessary.

25.                     Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relates largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the interim financial statements is set out below:

a)        Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2018				2017
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Others	Total
Net operating revenue	256	279	189	724	192	261	113	22	588
Cost and operating expenses	(1,834)	(14)	—	(1,848)	(1,596)	(22)	(21)	(3)	(1,642)
Financial result	226	(1)	(335)	(110)	82	(1)	(750)	(5)	(674)

	Consolidated
	Six-month period ended June 30,
	2018				2017
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Others	Total
Net operating revenue	594	531	346	1,471	599	517	206	44	1,366
Cost and operating expenses	(3,469)	(81)	—	(3,550)	(2,631)	(49)	(38)	(8)	(2,726)
Financial result	355	—	(506)	(151)	43	(1)	(1,017)	(31)	(1,006)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the operational leases of the pelletizing plants.

b)        Outstanding balances with related parties

	Consolidated
	June 30, 2018					December 31, 2017
	Joint Ventures	Associates	Major stockholders	Others	Total	Joint Ventures	Associates	Major stockholders	Others	Total
Assets
Cash and cash equivalents	—	—	5,201	—	5,201	—	—	2,716	—	2,716
Accounts receivable	255	198	18	76	547	242	125	10	57	434
Dividends receivable	354	26	—	—	380	371	48	—	—	419
Loans	7,376	—	—	—	7,376	14,972	—	—	—	14,972
Derivatives financial instruments	—	—	924	—	924	—	—	944	—	944
Other assets	63	—	—	—	63	57	—	—	—	57

Liabilities
Supplier and contractors	1,736	80	—	49	1,865	636	67	667	50	1,420
Loans	930	4,886	11,681	—	17,497	2,023	4,119	14,984	—	21,126
Derivatives financial instruments	—	—	411	—	411	—	—	361	—	361
Other liabilities	—	232	—	—	232	—	—	53	—	53

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Coal segment transactions

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala’s logistic corridor, closed the project financing and repaid a portion of the shareholders loans from Vale, in the amount of R$8,434 (US$2,572 million). The outstanding receivable of R$7,376 carries interest at 7.44% p.a. The Company has issued a financial guarantee in connection with the Project Finance of Nacala, in the proportion equivalent to its share in the Concessionaires (50%), and the fair value of this instrument is R$77 as at June 30, 2018.

The loan from related parties mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique, in the amount of R$4,627 (R$3,856 as at December 31, 2017), which carries interest at 6.54% p.a.

26.                     Select notes to Parent Company information (individual interim information)

a)        Investments

	Parent company
	2018	2017
Balance at January 1st,	117,387	107,539
Additions/Capitalizations	882	966
Translation adjustment	14,118	2,326
Equity results in income statement	4,023	1,758
Equity results in statement of comprehensive income	(20)	(936)
Equity results in statement of non controlling	—	(329)
Dividends declared	(1,672)	(1,586)
Others (i)	3,981	155
Balance at June 30,	138,699	109,893

(i) Includes assets held for sale (Vale Fertilizantes) that were indirectly sold by the Parent Company.

b)        Intangibles

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2017	12,773	111	587	13,471
Additions	2,151	—	13	2,164
Disposals	(32)	—	—	(32)
Amortization	(221)	(3)	(178)	(402)
Balance at June 30, 2018	14,671	108	422	15,201
Cost	18,292	223	4,056	22,571
Accumulated amortization	(3,621)	(115)	(3,634)	(7,370)
Balance at June 30, 2018	14,671	108	422	15,201

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,278	118	918	11,314
Additions	1,585	—	57	1,642
Disposals	(7)	—	—	(7)
Amortization	(175)	(4)	(204)	(383)
Balance at June 30, 2017	11,681	114	771	12,566
Cost	15,178	223	4,098	19,499
Accumulated amortization	(3,497)	(109)	(3,327)	(6,933)
Balance at June 30, 2017	11,681	114	771	12,566

c)         Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2017	1,739	25,315	27,204	9,716	5,367	18,205	15,432	102,978
Additions (i)	—	—	—	—	—	—	1,174	1,174
Disposals	—	(1)	(125)	(32)	—	(28)	(15)	(201)
Assets retirement obligation	—	—	—	—	30	—	—	30
Depreciation, amortization and depletion	—	(406)	(602)	(631)	(139)	(868)	—	(2,646)
Transfers	22	1,143	3,370	1,280	622	2,110	(8,547)	—
Balance at June 30, 2018	1,761	26,051	29,847	10,333	5,880	19,419	8,044	101,335
Cost	1,761	31,634	36,991	17,604	7,770	29,690	8,044	133,494
Accumulated depreciation	—	(5,583)	(7,144)	(7,271)	(1,890)	(10,271)	—	(32,159)
Balance at June 30, 2018	1,761	26,051	29,847	10,333	5,880	19,419	8,044	101,335

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	1,684	20,945	20,416	8,479	4,122	16,499	29,911	102,056
Additions (i)	—	—	—	—	—	—	2,692	2,692
Disposals	(1)	—	(21)	(16)	—	(6)	(31)	(75)
Assets retirement obligation	—	—	—	—	14	—	—	14
Depreciation, amortization and depletion	—	(364)	(531)	(572)	(135)	(767)	—	(2,369)
Transfers	49	3,188	4,390	1,313	1,483	2,011	(12,434)	—
Balance at June 30, 2017	1,732	23,769	24,254	9,204	5,484	17,737	20,138	102,318
Cost	1,732	27,977	31,063	15,478	7,073	26,617	20,138	130,078
Accumulated depreciation	—	(4,208)	(6,809)	(6,274)	(1,589)	(8,880)	—	(27,760)
Balance at June 30, 2017	1,732	23,769	24,254	9,204	5,484	17,737	20,138	102,318

(i) Includes capitalized borrowing costs.

d)        Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Debt contracts in the international markets
Floating rates in:
US$	2,037	708	8,474	8,410
Fixed rates in:
US$	—	—	2,007	4,962
EUR	—	—	3,377	2,977
Accrued charges	207	298	—	—
	2,244	1,006	13,858	16,349
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,185	1,214	8,622	9,781
Basket of currencies and US$ indexed to LIBOR	1,186	1,121	2,196	2,341
Fixed rates in:
R$	190	190	400	495
Accrued charges	850	847	—	—
	3,411	3,372	11,218	12,617
	5,655	4,378	25,076	28,966

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2018	1,567
2019	4,170
2020	5,491
2021	3,982
Between 2022 and 2026	12,073
2027 onwards	2,391
29,674

e)         Provisions

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Payroll, related charges and other remunerations	1,747	2,541	—	—
Environment Restoration	61	80	154	106
Asset retirement obligations	199	210	1,959	1,793
Provisions for litigation	—	—	4,463	4,219
Employee postretirement obligations	196	73	1,222	782
Provisions	2,203	2,904	7,798	6,900

f)          Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	2,117	308	1,770	24	4,219
Additions (Reversals)	4	32	169	(10)	195
Payments	(5)	(7)	(114)	—	(126)
Additions of disposals of subsidiaries	56	3	59	1	119
Indexation and interest	43	26	(14)	1	56
Balance at June 30, 2018	2,215	362	1,870	16	4,463

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	53	247	1,621	23	1,944
Additions (Reversals)	1	(28)	139	5	117
Payments	(6)	(19)	(148)	(1)	(174)
Indexation and interest	3	31	35	(5)	64
Balance at June 30, 2017	51	231	1,647	22	1,951

g)        Contingent liabilities

	Parent company
	June 30, 2018	December 31, 2017
Tax litigation	30,534	26,510
Civil litigation	5,123	3,957
Labor litigation	6,394	6,118
Environmental litigation	7,423	7,058
Total	49,474	43,643

h)        Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Six-month period ended June 30,
	2018	2017
Income before income taxes	3,558	10,586
Income taxes at statutory rates - 34%	(1,210)	(3,599)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1,588	793
Tax incentives	436	524
Equity results	1,366	598
Others	(10)	(293)
Income taxes	2,170	(1,977)

27.                              Additional information about derivatives financial instruments

a) Sensitivity analysis of derivative financial instruments.

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•        Probable: the probable scenario was based on the estimated risk variables that were used on pricing the derivative instruments as at June 30, 2018

•        Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

•        Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$depreciation	(211)	(707)	(1,203)
	US$interest rate inside Brazil decrease	(211)	(232)	(254)
	Brazilian interest rate increase	(211)	(211)	(211)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$depreciation	(1,642)	(2,715)	(3,788)
	US$interest rate inside Brazil decrease	(1,642)	(1,696)	(1,752)
	Brazilian interest rate increase	(1,642)	(1,698)	(1,752)
	TJLP interest rate decrease	(1,642)	(1,689)	(1,738)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$depreciation	(223)	(330)	(436)
	US$interest rate inside Brazil decrease	(223)	(229)	(236)
	Brazilian interest rate increase	(223)	(228)	(232)
	TJLP interest rate decrease	(223)	(227)	(231)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$depreciation	(98)	(388)	(677)
	US$interest rate inside Brazil decrease	(98)	(145)	(198)
	Brazilian interest rate increase	(98)	(176)	(245)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$depreciation	(325)	(752)	(1,178)
	US$interest rate inside Brazil decrease	(325)	(347)	(370)
	Brazilian interest rate increase	(325)	(367)	(407)
	IPCA index decrease	(325)	(348)	(371)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	276	182	96
	IPCA index decrease	276	227	179
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(227)	(179)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	75	(582)	(1,240)
	Euribor increase	75	49	24
	US$Libor decrease	75	1	(79)
Protected item: EUR denominated debt	EUR depreciation	n.a.	582	1,240

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Options	Bunker Oil price decrease	251	(102)	(721)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	102	721

Maritime Freight protection
Forwards	Freight price decrease	0	(1)	(3)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	1	3

Nickel sales fixed price protection
Forwards	Nickel price decrease	67	(93)	(253)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	93	253

Purchase protection program
Nickel forwards	Nickel price increase	(0)	(3)	(5)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	3	5

Copper forwards	Copper price increase	0.1	(0.3)	(0.6)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.3	0.6

WPM warrants	WPM stock price decrease	93	39	8

Conversion options - VLI	VLI stock value increase	(208)	(343)	(517)

Options - MBR	MBR stock value decrease	839	554	313

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(14)	(81)	(148)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(1)	(14)	(28)
Embedded derivatives - Gas purchase	Pellet price increase	(6)	(14)	(27)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(399)	(857)	(1,618)

b)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of June 30, 2018.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A3	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BB+
Bank of Nova Scotia	A1	A+
Bank Rakyat	Baa2	BB+
Bank of Tokyo Mitsubishi UFJ	A1	A-
Banpará	—	BB-
Barclays	Baa3	BBB
BBVA	A3	A-
BNP Paribas	Aa3	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB-
Canadian Imperial Bank	A1	A+
China Construction Bank	A1	A
CIMB Bank	A3	A-

Long term ratings by counterparty	Moody’s	S&P
Citigroup	Baa1	BBB+
Credit Agricole	A1	A
Credit Suisse	Baa2	BBB+
Deutsche Bank	Baa2	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
National Bank of Oman	Baa3	—
Natixis	A1	A
Rabobank	Aa3	A+
Royal Bank of Canada	A1	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baa1	BBB

c)                            Market curves

The curves used on the pricing of derivatives instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	14,910	DEC18	14,970	JUN19	15,064
JUL18	14,851	JAN19	14,988	JUN20	15,217
AUG18	14,879	FEB19	15,005	JUN21	15,339
SEP18	14,903	MAR19	15,023	JUN22	15,444
OCT18	14,928	APR19	15,039
NOV18	14,949	MAY19	15,053

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.95	DEC18	3.01	JUN19	3.03
JUL18	3.01	JAN19	3.02	JUN20	3.04
AUG18	3.01	FEB19	3.02	JUN21	3.05
SEP18	3.01	MAR19	3.02	JUN22	3.05
OCT18	3.01	APR19	3.02
NOV18	3.01	MAY19	3.03

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	461	DEC18	444	JUN19	422
JUL18	466	JAN19	441	JUN20	315
AUG18	466	FEB19	438	JUN21	289
SEP18	458	MAR19	434	JUN22	248
OCT18	452	APR19	431
NOV18	448	MAY19	427

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	8,339	DEC18	18,050	JUN19	13,970
JUL18	10,920	JAN19	21,150	Cal 2019	16,850
AUG18	14,020	FEB19	21,150	Cal 2020	16,270
SEP18	15,640	MAR19	21,150	Cal 2021	15,260
OCT18	16,350	APR19	13,970	Cal 2022	15,240
NOV18	17,020	MAY19	13,970

(ii)   Foreign exchange and interest rates

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/18	4.25	06/03/19	4.33	10/01/21	4.88
09/03/18	3.66	07/01/19	4.38	01/03/22	4.90
10/01/18	3.63	10/01/19	4.57	04/01/22	4.95
11/01/18	3.70	01/02/20	4.67	07/01/22	4.97
12/03/18	3.66	04/01/20	4.70	10/03/22	5.03
01/02/19	3.81	07/01/20	4.73	01/02/23	5.03
02/01/19	3.92	10/01/20	4.76	04/03/23	5.08
03/01/19	4.08	01/04/21	4.80	07/03/23	5.12
04/01/19	4.08	04/01/21	4.84	01/02/24	5.22
05/02/19	4.20	07/01/21	4.87	07/01/24	5.33

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.10	6M	2.52	11M	2.60
2M	2.18	7M	2.54	12M	2.61
3M	2.33	8M	2.56	2Y	2.85
4M	2.42	9M	2.58	3Y	2.97
5M	2.48	10M	2.59	4Y	3.04

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/18	6.60	06/03/19	6.60	10/01/21	6.60
09/03/18	6.60	07/01/19	6.60	01/03/22	6.60
10/01/18	6.60	10/01/19	6.60	04/01/22	6.60
11/01/18	6.60	01/02/20	6.60	07/01/22	6.60
12/03/18	6.60	04/01/20	6.60	10/03/22	6.60
01/02/19	6.60	07/01/20	6.60	01/02/23	6.60
02/01/19	6.60	10/01/20	6.60	04/03/23	6.60
03/01/19	6.60	01/04/21	6.60	07/03/23	6.60
04/01/19	6.60	04/01/21	6.60	01/02/24	6.60
05/02/19	6.60	07/01/21	6.60	07/01/24	6.60

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/18	6.40	06/03/19	7.50	10/01/21	10.00
09/03/18	6.53	07/01/19	7.60	01/03/22	10.18
10/01/18	6.51	10/01/19	7.99	04/01/22	10.35
11/01/18	6.58	01/02/20	8.32	07/01/22	10.53
12/03/18	6.70	04/01/20	8.58	10/03/22	10.68
01/02/19	6.83	07/01/20	8.82	01/02/23	10.80
02/01/19	6.92	10/01/20	9.10	04/03/23	10.92
03/01/19	7.07	01/04/21	9.31	07/03/23	11.00
04/01/19	7.23	04/01/21	9.52	01/02/24	11.21
05/02/19	7.37	07/01/21	9.77	07/01/24	11.39

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/18	3.65	06/03/19	4.72	10/01/21	4.66
09/03/18	3.77	07/01/19	4.82	01/03/22	4.73
10/01/18	3.75	10/01/19	4.61	04/01/22	4.81
11/01/18	3.83	01/02/20	4.54	07/01/22	4.91
12/03/18	3.94	04/01/20	4.43	10/03/22	4.99
01/02/19	4.07	07/01/20	4.40	01/02/23	5.05
02/01/19	4.15	10/01/20	4.41	04/03/23	5.12
03/01/19	4.30	01/04/21	4.42	07/03/23	5.16
04/01/19	4.45	04/01/21	4.46	01/02/24	5.29
05/02/19	4.60	07/01/21	4.56	07/01/24	5.41

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.39	6M	-0.29	11M	-0.25
2M	-0.37	7M	-0.28	12M	-0.25
3M	-0.36	8M	-0.27	2Y	-0.17
4M	-0.32	9M	-0.26	3Y	-0.04
5M	-0.30	10M	-0.26	4Y	0.13

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.67	6M	1.94	11M	1.10
2M	1.71	7M	1.67	12M	1.02
3M	1.77	8M	1.49	2Y	2.30
4M	1.86	9M	1.34	3Y	2.44
5M	1.91	10M	1.21	4Y	2.54

Currencies - Ending rates

CAD/US$	0.7610	US$/BRL	3.8558	EUR/US$	1.1583

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 25, 2018		Director of Investor Relations